and partnering with large pharma, clinical trials and healthcare organizations. Through these, we can access a wide referral network of customers.

Pricing

Our device is sold for an upfront cost with low margins. This device contains the drug injection system, pumps for the blood and a blood reservoir. The organ on a chip (tumor and liver module) and hydrogel for cell culturing are sold as consumables. The hydrogel and chip costs $5 per drug o combination tested, and for breast cancer patients, we expect 5 to be used per patients. This gives a production cost of $25 per patient. Our planned sale price is $200 per patient for the test.

Distribution Channels

Ourotech is partnering with pharma companies for distribution. Once we have regulatory approval in a country, such as FDA approval in the US, we will partner with a big pharma company to distribute our product to hospitals and clinical labs in that country.

Sales Forecast

Total			
Year	Best	Expected	Worst
2017	$30,000.00	$30,000.00	$30,000.00
2018	$3,075,000.00	$3,075,000.00	$3,075,000.00
2019	$10,135,000.00	$10,135,000.00	$10,135,000.00
2020	$140,308,877.50	$117,934,365.00	$91,263,797.50
2021	$203,418,977.50	$180,590,415.00	$153,401,762.50
2022	$237,320,237.50	$203,327,337.50	$176,784,840.00
2023	$272,012,657.50	$226,467,340.00	$198,242,517.50


Financial Forecast
$300,000,000.00
$225,000,000.00
$150,000,000.00
$75,000,000.00
$0.00
2017
2018
2019
2020
2021
2022
2023
Year
Best
Expected
Worst

Operational Plan

Production

Ourotech currently produces our hydrogel in house and the device is produced at small scale with a partner company, Drop Lab. We are looking into partners for larger scale production and we have discussed this with some Japanese firms. Ourotech has won an award by Mitsui for our hydrogel technology and they have expressed interest in producing our hydrogel.

Location

Ourotech is currently located in Waterloo, Canada but we are relocating to San Francisco, USA soon. This is to gain more access to professionals with experience commercializing diagnostics and getting regulatory approval and sales for healthcare products.

Legal Environment

- Health, workplace, or environmental regulations: We require a Bio Safety Level 2 lab with nanomaterial compatible fumehoods. An MSDS for all substance in the lab will be required. Liquid nitrogen tanks will be necessary.
- Special regulations covering your industry or profession: Employees will require various degrees of safety training, starting with WHMIS
- Zoning or building code requirements: We require a BSL2 lab.
- Insurance coverage: Employees currently covered under general liability insurance
- Trademarks, copyrights, or patents: